UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Nordstrom, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

655664100

(CUSIP Number)

Blake W. Nordstrom

Peter E. Nordstrom

Nordstrom, Inc.

1617 Sixth Avenue, Seattle, Washington

(206) 628-2111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Barry L. Dastin

Allison M. Donovan

Hogan Lovells US LLP

1999 Avenue of the Stars #1400,

Los Angeles, CA 90067

March 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Person Bruce A. Nordstrom

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 19,190,430

	8	Shared Voting Power 6,506,716

	9	Sole Dispositive Power 19,190,430

	10	Shared Dispositive Power 6,506,716

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,697,146*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.5%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 52,190,808 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.3% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person Anne E. Gittinger

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 15,403,672

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 15,403,672

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,403,672*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.3%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 52,190,808 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.3% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person Blake W. Nordstrom

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,884,034

	8	Shared Voting Power 526,081

	9	Sole Dispositive Power 2,884,034

	10	Shared Dispositive Power 526,081

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,410,115*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.2%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 52,190,808 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.3% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person Erik B. Nordstrom

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,475,553

	8	Shared Voting Power 42,646

	9	Sole Dispositive Power 3,475,553

	10	Shared Dispositive Power 42,646

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,518,199*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.0%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 52,190,808 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.3% of the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person James F. Nordstrom, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 865,637

	8	Shared Voting Power 76,024

	9	Sole Dispositive Power 865,637

	10	Shared Dispositive Power 76,024

11	Aggregate Amount Beneficially Owned by Each Reporting Person 941,661*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 52,190,808 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.3% the outstanding shares of Common Stock.  See Item 5.

1	Names of Reporting Person Peter E. Nordstrom

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,044,051

	8	Shared Voting Power 324,421

	9	Sole Dispositive Power 3,044,051

	10	Shared Dispositive Power 324,421

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,368,472*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.0%

14	Type of Reporting Person (See Instructions) IN

*The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 52,190,808 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 31.3% the outstanding shares of Common Stock.  See Item 5.

This Amendment No. 2 to Schedule 13D (“Amendment”)  amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on June 7, 2017, as amended by Amendment No. 1 to Schedule 13D on October 16, 2017 (the “Schedule 13D”), relating to the common stock, no par value (the “Common Stock”), of Nordstrom, Inc., a Washington corporation (the “Issuer”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.                 Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

As set forth in Item 4, on March 5, 2018 the Reporting Persons, at the request of the Special Committee formed by the Issuer’s Board of Directors, provided an indication of the price that they would anticipate being willing to offer as part of any proposal for a Going Private Transaction, subject to finalizing the financing. However, as of the date hereof, no proposal has been made for a Going Private Transaction.  In connection with the response by the Reporting Persons to the Special Committee, the Reporting Persons indicated their willingness as part of any such proposal to contribute as part of the financing personal shares approximating $2.0 billion in value, representing approximately 79% of the shares owned directly or indirectly by them.  The Reporting Persons have been advised by Leonard Green & Partners, L.P. that it would be willing, together with its affiliated funds and certain of its limited partners, to commit up to $1.5 billion to $2.0 billion in financing in connection with a transaction.  In addition, representatives of the Reporting Persons have been in discussions with several alternate capital providers to potentially complement and provide additional flexibility to the capital structure.

In late February, the Reporting Persons received and provided the Special Committee with a summary of competitive proposals from ten major lending institutions indicating the availability of up to approximately $7.5 billion of the debt portion of the financing of a transaction, subject to obtaining an advisory rating from the major rating agencies.   There is no assurance that satisfactory debt commitment letters will be provided or that the Reporting Persons will be able to obtain commitments for the additional funds necessary to make or consummate any proposal for a Going Private Transaction.  The description of the Indication Letter set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4.                 Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following after the final paragraph thereof:

As previously disclosed, on October 16, 2017, the Reporting Persons suspended their active exploration of the possibility of proposing a Going Private Transaction so that the management members of the Group could maintain their focus on the execution of the Company’s business plan for the balance of the year.  Thereafter, the Reporting Persons resumed their review of the possibility of making a proposal with respect to a Going Private Transaction.

The Special Committee has requested that the Group provide an indication, without finalizing the financing, of the price that the Group would anticipate being willing to offer as part of any proposal for a Going Private Transaction.  On March 5, 2018, the Reporting Persons delivered a non-binding letter (the “Indication Letter”) to the Special Committee advising the Special Committee that,  subject to finalizing financing commitments, the Group as of such date intended to submit a proposal to acquire 100% of the fully diluted shares of the common stock of the Issuer owned by the Issuer’s unaffiliated shareholders at a purchase price of $50.00 per share. This purchase price would represent a premium of 24% over the undisturbed share price of $40.48 as of June 7, 2017, immediately prior to the Reporting Persons’ public announcement of the formation of a group in order to consider a Going Private Transaction.

No assurance can be given that the Reporting Persons will in fact submit a proposal or that a transaction will be entered into or, if entered into, will be consummated.  The Indication Letter provides that no legally binding obligation with respect to a transaction will exist unless and until a proposal is made and mutually acceptable definitive documentation has been executed and delivered with respect thereto. The proposal contemplated by the Indication Letter would require the approval of the Special Committee and the Board of Directors of the Company prior to being entered into and the two-thirds vote of all shareholders as required by Washington state law, including a majority of the outstanding shares of the Company, other than shares held by the Reporting Persons. The Reporting Persons reserve the right to modify or withdraw the Indication Letter at any time and to not submit a proposal or to modify any proposal for a Going Private Transaction.

The summary above is qualified in its entirety by reference to the Indication Letter, attached as Exhibit 29 hereto, which is incorporated by reference herein.

The Going Private Transaction, if entered into and consummated, would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of Common Stock from the New York Stock Exchange and the Common Stock becoming eligible for termination of registration pursuant to Section 12(g) of the Act.

Neither this Schedule 13D nor the Indication Letter is an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the U.S. Securities and Exchange Commission. Holders of Common Stock of the Issuer and other interested parties are urged to read these materials when and if they become available because they will contain important information. Holders of Common Stock of the Issuer of the will be able to obtain such documents (when and if available) free of charge at the Commission’s web site, www.sec.gov.

Item 5.                 Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated with the following:

(a)                                 As of March 2, 2018, the Reporting Persons, on a combined basis, are the beneficial owners of an aggregate of 52,190,808 shares of Common Stock of the Issuer, representing approximately 31.3% of the outstanding shares of Common Stock of the Issuer.(1)

Item 5(b) is hereby amended to amend the previously reported information as to Bruce A. Nordstrom as follows:

Bruce A. Nordstrom has:

(i)            sole power to vote or direct the vote of 19,190,430 shares of Common Stock;

(ii)           shared power to vote or direct the vote of 6,506,716 shares of Common Stock;

(iii)          sole power to dispose or direct the disposition of 19,190,430 shares of Common Stock; and

(iv)          shared power to dispose or direct the disposition of 6,506,716 shares of Common Stock.

Bruce A. Nordstrom reports beneficial ownership of 25,697,146 shares of Common Stock, representing 15.5% of the outstanding shares of Common Stock.

Item 5(b) is hereby amended to amend the previously reported information as to Anne E. Gittinger as follows:

Anne E. Gittinger has:

(i)            sole power to vote or direct the vote of 15,403,672 shares of Common Stock;

(ii)           shared power to vote or direct the vote of -0- shares of Common Stock;

(iii)          sole power to dispose or direct the disposition of 15,403,672 shares of Common Stock; and

(iv)          shared power to dispose or direct the disposition of -0- shares of Common Stock.

Anne E. Gittinger reports beneficial ownership of 15,403,672 shares of Common Stock, representing 9.2% of the outstanding shares of Common Stock.

Item 5(b) is hereby amended to amend the previously reported information as to Blake W. Nordstrom as follows:

Blake W. Nordstrom has:

(i)            sole power to vote or direct the vote of 2,884,034 shares of Common Stock;

(ii)           shared power to vote or direct the vote of 526,081 shares of Common Stock;

(iii)          sole power to dispose or direct the disposition of 2,884,034  shares of Common Stock; and

(iv)          shared power to dispose or direct the disposition of 526,081 shares of Common Stock.

Blake W. Nordstrom reports beneficial ownership of 3,410,115 shares of Common Stock, representing 2.2% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Blake W. Nordstrom reports shared voting and dispositive power consist of 377,626 shares of Common Stock owned by Molly Nordstrom, as to which Mr. Nordstrom may be deemed to have shared beneficial ownership.

Item 5(b) is hereby amended to amend the previously reported information as to Erik B. Nordstrom as follows:

Erik B. Nordstrom has:

(i)            sole power to vote or direct the vote of 3,475,553 shares of Common Stock;

(ii)           shared power to vote or direct the vote of 42,646 shares of Common Stock;

(iii)          sole power to dispose or direct the disposition of 3,475,553shares of Common Stock; and

(iv)          shared power to dispose or direct the disposition of 42,646 shares of Common Stock.

Erik B. Nordstrom reports beneficial ownership of 3,518,199 shares of Common Stock, representing 2.0% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Erik B. Nordstrom reports shared voting and dispositive power consist of 42,646 shares of Common Stock owned by his spouse, Julie Nordstrom, as to which Mr. Nordstrom may be deemed to have shared beneficial ownership.

Item 5(b) is hereby amended to amend the previously reported information as to James F. Nordstrom, Jr. as follows:

James F. Nordstrom, Jr. has:

(i)            sole power to vote or direct the vote of 865,637 shares of Common Stock;

(ii)           shared power to vote or direct the vote of 76,024 shares of Common Stock;

(iii)          sole power to dispose or direct the disposition of 865,637 shares of Common Stock; and

(iv)          shared power to dispose or direct the disposition of 76,024 shares of Common Stock.

James F. Nordstrom reports beneficial ownership of 941,661 shares of Common Stock, representing 0.6% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which James F. Nordstrom, Jr. reports shared voting and dispositive power consist of 429 shares of Common Stock owned by Lisa Nordstrom, as to which Mr. Nordstrom may be deemed to have shared beneficial ownership.

Item 5(b) is hereby amended to amend the previously reported information as to Peter E. Nordstrom as follows:

Peter E. Nordstrom has:

(i)            sole power to vote or direct the vote of 3,044,051 shares of Common Stock;

(ii)           shared power to vote or direct the vote of 324,421 shares of Common Stock;

(iii)          sole power to dispose or direct the disposition of 3,044,051 shares of Common Stock; and

(iv)          shared power to dispose or direct the disposition of 324,421 shares of Common Stock.

Peter E. Nordstrom reports beneficial ownership of 3,368,472 shares of Common Stock, representing 2.0% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Peter E. Nordstrom reports shared voting and dispositive power consist of 175,533 shares of Common Stock owned by Brandy Nordstrom, as to which Mr. Nordstrom may be deemed to have shared beneficial ownership.

Item 7.                 Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following at the end thereof:

	Exhibit	Method of Filing
Exhibit 29	Indication Letter	Filed herewith

(1)                                 Based on 166,582,350 shares of Common Stock issued and outstanding as of November 22, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the third fiscal quarter, 2017, the most recently filed Securities Exchange Act of 1934 filing made by the Issuer that contains outstanding share information, filed with the U.S. Securities and Exchange Commission on November 28, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2018

*
Bruce A. Nordstrom

*
Anne E. Gittinger

/s/ Blake W. Nordstrom
Blake W. Nordstrom

*
Erik B. Nordstrom

*
James F. Nordstrom, Jr.

*
Peter E. Nordstrom

By:	/s/ Blake W. Nordstrom
Blake W. Nordstrom as Attorney-In-Fact

EXHIBIT INDEX

	Exhibit	Method of Filing
Exhibit 29	Indication Letter	Filed herewith